January 8, 2020

Via E-mail

Francisco Del Campo Lagos
Consul General of the Republic of Chile
600 Third Avenue #2808
New York, New York 10016

Re:    Republic of Chile
       Registration Statement under Schedule B
       Filed December 12, 2019
       File No. 333-235463

       Form 18-K for Fiscal Year Ended December 31, 2018
       Filed May 8, 2019
       Amended June 17, 2019, June 25, 2019 and July 7, 2019
       File No. 001-02574

Dear Mr. Lagos:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

 1. To the extent possible, please update all statistics and information to provide the most recent data.

 2. We note numerous news reports regarding various strikes, the income inequality facing your country, and a recent drought. Please update your disclosure or include a recent developments section, as necessary, to discuss the material economic, political and other effects of these issues.
 Francisco Del Campo Lagos
January 8, 2020
Page 2


 3. We note reports of the recent increase in relative debt affecting your credit rating.
       Please include a discussion of any risks related to any increase in debt that you may incur.

 Schedule B

 Exhibit 99.G

 4. Please delete the reference to "further assumptions and qualifications," in the penultimate paragraph on page two and ensure that the opinion makes clear the assumptions and qualifications upon which it is based.

 Form 18-K

 5.    We are unable to locate Exhibit 99.C. Please advise.

 Exhibit 99.D

 6. To the extent practicable, please ensure that your statistical charts covering various periods are accompanied with narrative disclosures that discuss the material changes and provide an explanatory basis for the changes.

 7. Please tell us why you have not included certain data for various years in the chart under "Public Sector Finances" on page D-97.

 8.    Please revise your disclosure on page D-101 to describe the criteria in
Article 41(h)
       that you reference.

Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance
 Francisco Del Campo Lagos
January 8, 2020
Page 3


cc:    Andr s de la Cruz, Esq.
       Cleary Gottlieb Steen & Hamilton LLP